


15005026

No Act
PE 12/19/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 1-23-15

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: Capital One Financial Corporation
Incoming letter dated December 19, 2014

Dear Mr. Mueller:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to Capital One by John Chevedden. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Capital One's intention to exclude the proposal from Capital One's proxy materials solely under rule 14a-8(i)(9). We also have received letters from the proponent dated January 5, 2015 and January 14, 2015.

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Capital One may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Capital One Financial Corporation (COF)
Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

The company proposal is a pre-emptive maneuver after the shareholder proposal was submitted. The company submitted no evidence that it had ever planned or considered a 2015 special meeting proposal until after the shareholder proposal was submitted. Exchange Act Release No. 40018 (May 21, 1998) (the adopting release), shows that Rule 14a-8(i)(9) was never intended to be used to allow a company to substitute its own proposal "in response to" one submitted by a shareholder.

The no-action request is also incomplete because it is not clear whether the 25% threshold could be net long shares.

If it takes 25% of shareholders, from only those shareholders with at least one-year of continuous stock ownership, to call a special meeting then potentially 50% of shareholders could be disenfranchised from having any voice whatsoever in calling a special meeting due to a one-year restriction. The basis for the 50% figure is that the average holding period for stocks in general is less than one-year according to "Stock Market Investors Have Become Absurdly Impatient."

Thus it could take 50% of the remaining shares merely to call for a special meeting. In many states 10% of shareholders can call a special meeting – regardless of the length of ownership.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: John G. Finneran, Jr. <john.finneran@capitalone.com>

[COF: Rule 14a-8 Proposal, October 8, 2014]

4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

A shareholder right shareholder right to call a special meeting and to act by written consent are 2 complimentary ways to bring an important matter to the attention of management and shareholders outside the annual meeting cycle. This is important because there could be 15-months between annual meetings. A shareholder right to call a special meeting is one method to equalize the absence of a shareholder right to act by written consent at Capital One.

An added incentive to vote for this proposal is our clearly improvable corporate governance and performance as summarized in 2014:

GMI Ratings, an independent investment research firm, said Richard Fairbank received $26 million in 2013 Total Realized Pay. GMI said Capital One had not disclosed specific, quantifiable performance target objectives for Mr. Fairbank. Capital One paid long-term incentives to executives without requiring the company to perform above the median of its peer group. GMI rated Capital One D for accounting. GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth, as such practices raise concerns regarding potential self-dealing or abuse.

Director Patrick Gross received our highest negative votes again. Mr. Gross had 19-years long tenure which can result in low independence and served on 5 public boards which can be a sign of over-extension. Nonetheless Mr. Gross was on our executive pay and nomination committees. In August 2014, Capital One said it received subpoenas from the New York District Attorney's Office as part of a money-laundering probe.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

January 5, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Capital One Financial Corporation (COF)
Special Shareholder Meetings
John Chevedden

Ladies and Gentlemen:

This is in regard to the December 19, 2014 company request concerning this rule 14a-8 proposal.

The company mentions a board approval but does not give an exhibit of anything the board approved in order to see if it is viable.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: John G. Finneran, Jr. <john.finneran@capitalone.com>

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

Client: 67293-00111

December 19, 2014

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Capital One Financial Corporation*
Stockholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Capital One Financial Corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Stockholder Meeting (collectively, the "2015 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company at its 2015 Annual Stockholder Meeting.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts With A Proposal To Be Submitted By The Company At Its 2015 Annual Stockholder Meeting.

Under the Delaware General Corporation Law, special meetings of a company's stockholders may be called by the board of directors and by any person or persons authorized by the certificate of incorporation or the bylaws. The Company's Restated Certificate of Incorporation ("Certificate") does not authorize stockholders to call special meetings, and Section 3.4 of the Company's Amended and Restated Bylaws ("Bylaws") provides that, "subject to the rights of the holders of any series of preferred stock . . . to elect additional directors under specified circumstances," special meetings may be called "only by the Chair of the Board or by the Board of Directors pursuant to a resolution adopted by a majority" of the board. Thus, the Company's stockholders do not currently have the general authority to call a special meeting.

The Company's Board of Directors has approved submitting a Company proposal at its 2015 Annual Stockholder Meeting requesting that the Company's stockholders approve an amendment to the Certificate that would authorize holders of 25% of the Company's outstanding common stock to call a special meeting of stockholders (the "Company

Proposal"). The Board of Directors also approved conforming amendments to the Bylaws, conditioned upon approval of the Company Proposal by the requisite stockholder vote.

Pursuant to Rule 14a-8(i)(9), a company properly may exclude a proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

The Staff consistently has concurred that where a stockholder proposal requests that a company authorize a specified percentage of stockholders to call a special meeting, and a company proposal provides for a different percentage of stockholders to call a special meeting, the stockholder proposal may be excluded under Rule 14a-8(i)(9) because it would present an alternative and conflicting decision for stockholders. *See Deere & Co.* (avail. Oct. 31, 2014) (concurring with the exclusion of a stockholder proposal requesting that the holders of 20% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Waste Management Inc.* (avail. Feb. 16, 2011) (same); *The McGraw-Hill Cos., Inc.* (avail. Jan. 5, 2011, *recon. denied* Jan. 13, 2011) (same); *see also Aetna Inc.* (avail. Mar. 14, 2014) (concurring with the exclusion of a stockholder proposal requesting that the holders of 15% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Fluor Corp.* (avail. Jan. 11, 2012, *recon. denied* Mar. 30, 2012) (concurring with the exclusion of a stockholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 25% of outstanding common stock to call such meetings); *Danaher Corp.* (avail. Jan. 21, 2011) (same); *FirstEnergy Corp. (Rossi)* (avail. Feb. 23, 2011) (same); *Yum! Brands, Inc.* (avail. Feb. 15, 2011) (same); *Textron, Inc.* (avail. Jan. 5, 2011, *recon. denied* Jan. 12, 2011, *recon. denied* Mar. 1, 2011) (same); *Fortune Brands, Inc.* (avail. Dec. 16, 2010) (same); *ITT Corp.* (avail. Feb. 28, 2011) (concurring with the exclusion of a stockholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a company proposal would allow the holders of 35% of outstanding common stock to call such meetings); *Liz Claiborne, Inc.* (avail. Feb. 25, 2010) (same); *Southwestern Energy Co.* (avail. Feb. 28, 2011) (concurring with the exclusion of a stockholder proposal requesting that the holders of 10% of the company's outstanding common stock be able to call a special meeting when a bylaw amendment proposed by the company would allow the holders of 20% of outstanding common stock to call such meetings); *Marathon Oil Corp.* (avail. Dec. 23, 2010) (same).

The Staff previously has permitted exclusion of stockholder proposals under circumstances almost identical to the instant case. For example, in the situation addressed in *Deere & Co.* (avail. Oct. 31, 2014) cited above, the Staff concurred in excluding a proposal requesting that holders of 20% of the company's outstanding common stock be given the ability to call a special meeting because it conflicted with the company's proposal to allow stockholders owning 25% of the outstanding common stock to call such a meeting. The Staff noted in response to the company's request to exclude the proposal under Rule 14a-8(i)(9) that the proposals presented "alternative and conflicting decisions for the shareholders" and that submitting both proposals to a vote "would create the potential for inconsistent and ambiguous results."

Here, as with the precedent cited above, the Proposal conflicts with the Company Proposal because it proposes a different threshold percentage of share ownership to call a special stockholder meeting. As a result, there is a likelihood of conflicting and inconsistent outcomes if the Company's stockholders consider and vote on both the Company Proposal and the Proposal. Because of this conflict between the Company Proposal and the Proposal, inclusion of both proposals in the 2015 Proxy Materials would present alternative and conflicting decisions for the Company's stockholders and would create the potential for inconsistent and ambiguous results if both proposals were approved. Therefore, because the Company Proposal and the Proposal directly conflict, the Proposal is properly excludable under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(9).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or John Finneran, the Company's General Counsel and Corporate Secretary, at (703) 720-1030.

Sincerely,



Ronald O. Mueller

ROM/rww

Enclosures

cc: John Finneran, Capital One Financial Corporation
John Chevedden

101831115_4.DOCX

GIBSON DUNN

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. John G. Finneran, Jr.
Corporate Secretary
Capital One Financial Corporation (COF)
1680 Capital One Dr.
McLean VA 22102
Phone: 703 720-1000
Fax: 703-205-1755

Dear Mr. Finneran,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 *** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden Date
*** FISMA & OMB Memorandum M-07-16 ***
Continuous company shareholder since 2012

cc: Kelly Ledman <kelly.ledman@capitalone.com>
FX: 703-720-2228

[COF: Rule 14a-8 Proposal, October 8, 2014]

4 – Special Shareowner Meetings

Resolved, Shareowners ask our board to take the steps necessary (unilaterally if possible) to amend our bylaws and each appropriate governing document to give holders in the aggregate of 20% of our outstanding common stock the power to call a special shareowner meeting. This proposal does not impact our board's current power to call a special meeting.

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal topic won more than 70% support at Edwards Lifesciences and SunEdison in 2013. Vanguard sent letters to 350 of its portfolio companies asking them to consider providing the right for shareholders to call a special meeting.

A shareholder right shareholder right to call a special meeting and to act by written consent are 2 complimentary ways to bring an important matter to the attention of management and shareholders outside the annual meeting cycle. This is important because there could be 15-months between annual meetings. A shareholder right to call a special meeting is one method to equalize the absence of a shareholder right to act by written consent at Capital One.

An added incentive to vote for this proposal is our clearly improvable corporate governance and performance as summarized in 2014:

GMI Ratings, an independent investment research firm, said Richard Fairbank received $26 million in 2013 Total Realized Pay. GMI said Capital One had not disclosed specific, quantifiable performance target objectives for Mr. Fairbank. Capital One paid long-term incentives to executives without requiring the company to perform above the median of its peer group. GMI rated Capital One D for accounting. GMI said multiple related party transactions and other potential conflicts of interest involving our company's board or senior managers should be reviewed in greater depth, as such practices raise concerns regarding potential self-dealing or abuse.

Director Patrick Gross received our highest negative votes again. Mr. Gross had 19-years long tenure which can result in low independence and served on 5 public boards which can be a sign of over-extension. Nonetheless Mr. Gross was on our executive pay and nomination committees. In August 2014, Capital One said it received subpoenas from the New York District Attorney's Office as part of a money-laundering probe.

Returning to the core topic of this proposal from the context of our clearly improvable corporate governance, please vote to protect shareholder value:

Special Shareowner Meetings – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



Post-it® Fax Note 7671	Date 10-13-14 # of pages ▶
To Kelly Ledman	From John Chevedden
Co./Dept.	Co.
Phone #	Phone #
Fax # 703-720-2228	Fax #

COF

October 13, 2014

John R. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 100.000 shares each of Capital One Financial Corporation (CUSIP: 14040H105, trading symbol: COF), Edison International (CUSIP: 271020107, trading symbol: EIX), Honeywell International, Inc. (CUSIP: 438516106, trading symbol: HON), Paccar, Inc. (CUSIP: 693718108, trading symbol: PCAR) and Ryder System, Inc. (CUSIP: 783549108, trading symbol: R) since July 1, 2013.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W392315-10OCT14